United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 11-K

[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
                      For the year ended December 31, 2002
                                       or
[ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
              For the transition period from ________ to _________


                         Commission File Number: 0-31983

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Garmin International, Inc. 401(k) and Pension Plan
                         c/o Garmin International, Inc.
                             1200 East 151st Street
                                Olathe, KS 66062


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   Garmin Ltd.
                               P.O. Box 30464 SMB
                            5th Floor, Harbour Place
                             103 South Church Street
                                   George Town
                          Grand Cayman, Cayman Islands

                                    Contents

Report of Independent Auditors................................................1

Financial Statements

Statements of Net Assets Available for Plan Benefits as of December 31, 2002
and 2001......................................................................2
Statement of Changes in Net Assets Available for Plan Benefits for the Year
Ended December 31, 2002.......................................................3
Notes to Financial Statements.................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................9

Signature Page...............................................................10

Exhibits

Exhibit 23 - Consent of Independent Accountants..............................11

Exhibit 99 - Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002....................12


A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by ERISA
Section 406 and for which there is no statutory or administrative exemption. Schedules of loans, fixed income obligations, and leases in default or uncollectible are not presented, since such loans, fixed income obligations, or leases that are required to be listed in the respective schedule are not present.

                         Report of Independent Auditors

 The Plan Administrator
 Garmin International, Inc.
 401(k) and Pension Plan
 (Formerly the Garmin International,
 Inc. Savings and Profit Sharing Plan)

We have audited the accompanying statements of net assets available for plan benefits of Garmin International Inc. 401(k) and Pension Plan (formerly the Garmin International, Inc. Savings and Profit Sharing Plan) (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held for investment purposes at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                         /s/ Ernst & Young LLP
Kansas City, Missouri
May 31, 2003

                           Garmin International, Inc.
        401(k) and Pension Plan (Formerly the Garmin International, Inc.
                        Savings and Profit Sharing Plan)

                            Statements of Net Assets
                             Available for Benefits

                                                    December 31
                                              2002                2001
                                      -----------------------------------------
Assets
Investments, at fair value                 $25,587,709         $16,555,721

Receivables:
   Employer contributions                      125,148                   -
   Employee contributions                       78,348                   -
                                      -----------------------------------------
Total receivables                              203,496                   -
                                      -----------------------------------------
Net assets available for benefits          $25,791,205         $16,555,721
                                      =========================================

See accompanying notes.

                           Garmin International, Inc.
        401(k) and Pension Plan (Formerly the Garmin International, Inc.
                        Savings and Profit Sharing Plan)

                       Statement of Changes in Net Assets
                             Available for Benefits

                                                                  Year Ended
                                                                 December 31,
                                                                    2002
                                                               ----------------
Additions
Investment income:
   Dividends                                                   $     384,871
   Interest                                                           46,887
                                                               ----------------
                                                                     431,758

Contributions:
   Employee contributions                                          2,279,302
   Employer contributions                                          2,516,307
   Rollover contributions                                            402,752
                                                               ----------------
                                                                   5,198,361

Transfer of Garmin International, Inc. Money Purchase Pension
   Plan balances                                                   5,725,673
                                                               ----------------
Total additions                                                   11,355,792

Deductions
Distributions to participants                                       (774,307)
Administrative expenses                                              (47,674)
Excess contribution refunds                                          (14,252)
                                                               ----------------
                                                                    (836,233)

Net depreciation in fair value of investments (Note 3)            (1,284,075)
                                                               ----------------
Net increase                                                       9,235,484

Net assets available for benefits at beginning of year            16,555,721
                                                               ----------------
Net assets available for benefits at end of year                 $25,791,205
                                                               ================

See accompanying notes.

                           Garmin International, Inc.
        401(k) and Pension Plan (Formerly the Garmin International, Inc.
                        Savings and Profit Sharing Plan)

                          Notes to Financial Statements

                                December 31, 2002


1. Description of the Plan

The Garmin International, Inc. 401(k) and Pension Plan, formerly the Garmin International, Inc. Savings and Profit Sharing Plan, (the Plan) is a contributory defined contribution plan available to full-time employees who are at least 21 years of age and have completed three months of service with Garmin International, Inc. (the Company), a wholly owned subsidiary of Garmin Ltd. Participants are permitted to enter the Plan after meeting eligibility requirements on either January 1 or July 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Eligible employees may contribute up to 50% of their annual compensation subject to Internal Revenue Code maximum limitations. The Company matches 75% of an employee's contributions up to 10% of the employee's compensation. Certain other discretionary employer contributions to the Plan are at the sole discretion of the Company's Board of Directors.

Under provisions of the Plan, participants direct the investment of their contributions into one or more of the investment accounts available.

Participants become fully vested in employer matching contributions to the Plan after five years of continuous service. The vesting percentages are as follows:
0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years and 100% after five years of continuous service. Participants become fully vested in discretionary profit sharing contributions after seven years of continuous service. The vesting percentages are as follows: 0% through two years of service, 10% after two years, 20% after three years, 40% after four years, 60% after five years, 80% after six years, and 100% after seven years. The non-vested portions of terminated participants' account balances are forfeited, and such forfeitures serve to reduce future employer contributions. The Plan retained $70,389 in forfeitures at December 31, 2002 and $71,858 at December 31, 2001. Upon termination of employment or at retirement age, a participant may receive either a lump-sum amount equal to the value of the participant's vested account balance or the Plan will purchase an annuity with the lump-sum amount.

Participants may borrow from the Plan in the form of a loan. The loan is limited to the amount the participant may borrow without the loan being treated as a taxable distribution. The loan and any outstanding loan balance may not be more than 50% of the participant's vested account not including discretionary profit sharing contributions or

                           Garmin International, Inc.
        401(k) and Pension Plan (Formerly the Garmin International, Inc.
                        Savings and Profit Sharing Plan)

                    Notes to Financial Statements (continued)


1. Description of the Plan (continued)


merged Garmin International, Inc. Money Purchase Pension Plan (the MPP) contribution balances, or $50,000, whichever is less. The vested account provides the security for the loan, and the participant's account may not be used as security for a loan outside of the Plan. Additionally, loans must be repaid with interest within five years from the date of the loan unless the loan is used to buy the participant's principal residence. The loan may be repaid before it is due.

Although the Company has not expressed any intent to do so, it has the right under the plan provisions to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their benefits. Additional information about the Plan and its vesting and withdrawal provisions is contained in the Summary Plan Description, Garmin International, Inc. 401(k) and Pension Plan. Copies of the Summary Plan Description are available from the plan administrator.

On January 1, 2001, the Plan adopted an amendment allowing participants to elect to have their allocation invested in the common stock of the Garmin Ltd.

On July 1, 2002, the Garmin International, Inc. Money Purchase Pension Plan was merged into the Garmin International, Inc. Savings and Profit Sharing Plan. The Garmin International, Inc. Savings and Profit Sharing Plan was then renamed the Garmin International, Inc. 401(k) and Pension Plan.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Plan.

Valuation of Investments

The fair value of the mutual fund investments owned by the Plan is based on quoted redemption values on the last business day of the plan year. The fair value of the investments owned by the Plan in Garmin Ltd. common stock is based on the quoted market price on the last business day of the plan year. Loans to participants are valued based on outstanding principal amounts owed on the last business day of the plan year as reported to the Plan by the trustee.

                           Garmin International, Inc.
        401(k) and Pension Plan (Formerly the Garmin International, Inc.
                        Savings and Profit Sharing Plan)

                    Notes to Financial Statements (continued)



2. Summary of Significant Accounting Policies (continued)

Contributions

Contributions from the Company are accrued and paid in the period in which they become obligations of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan's investments were held by T. Rowe Price Trust Company at December 31, 2002 and Principal Life Insurance Company at December 31, 2001, respectively. During 2002, the Plan's investments (including investments bought and sold, as well as held, during the year) depreciated in fair value by $1,284,075, as presented in the following table:

   Garmin Ltd. common stock                                      $   780,037
   Mutual funds                                                   (2,064,112)
                                                                -------------
                                                                 $(1,284,075)
                                                                =============

                           Garmin International, Inc.
        401(k) and Pension Plan (Formerly the Garmin International, Inc.
                        Savings and Profit Sharing Plan)

                    Notes to Financial Statements (continued)



3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:


                                                                                   December 31
                                                                             2002              2001
                                                                       ------------------------------------
   Fair value as determined by quoted market price:
     Oakmark Equity and Income Fund                                          $4,085,078      $         -
     T. Rowe Price Equity Income Fund                                         3,614,312                -
     Garmin Ltd. common stock                                                 2,970,854        2,001,008
     T. Rowe Price Equity Index 500 Fund                                      2,940,210                -
     T. Rowe Price Prime Reserve Fund                                         2,253,008                -
     T. Rowe Price New Income Fund                                            1,910,321                -
     Vanguard Wellington Fund                                                         -        1,772,228
     Vanguard Windsor II Fund                                                         -        2,269,916
     Vanguard Star Fund                                                               -        1,027,302
     Principal Money Market Account                                                   -        1,325,972
     Principal Bond and Mortgage Account                                              -        1,436,718
     Principal Large Cap Stock Index Account                                          -        2,193,669

                           Garmin International, Inc.
        401(k) and Pension Plan (Formerly the Garmin International, Inc.
                        Savings and Profit Sharing Plan)

                    Notes to Financial Statements (continued)



4. Income Tax Status

The Internal  Revenue  Service has determined  that the Plan is qualified  under
Section 401(a) of the Internal Revenue Code and, therefore, is not subject to tax under present income tax law. The plan administrator believes that the Plan continues to qualify as a tax-exempt defined contribution plan, and the plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. Transactions With Parties in Interest

The Company pays certain administrative costs and provides certain accounting and administrative services to the Plan for which no fees are charged.

                           Garmin International, Inc.
    401(k) and Pension Plan (Formerly the Garmin International, Inc. Savings
                            and Profit Sharing Plan)

                   Employee Identification Number: 48-1088407
                                Plan Number: 001

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2002


                                                                          Number
                                                                        of Shares
                    Identity of Issuer                                   or Units         Current Value
-----------------------------------------------------------------------------------------------------------

   Liberty Acorn Fund                                                         9,965        $     154,458
   Ariel Appreciation Fund                                                    6,615              218,704
   PBHG Real Estate Fund                                                     14,333              115,236
   T. Rowe Price Stable Value Fund*                                       1,140,691            1,140,691
   Neuberger Berman Focus Fund                                                1,281               20,580
   BGI Lifepath 2010                                                             30                  320
   BGI Lifepath 2020                                                            572                6,801
   BGI Lifepath 2030                                                            529                6,115
   BGI Lifepath 2040                                                            667                8,181
   Oakmark Equity and Income Fund                                           227,075            4,085,078
   Oakmark International Fund                                                 2,381               31,285
   Calvert Social Investment Fund (Equity A)                                    746               19,697
   Lord Abbett Mid-Cap Value Fund                                             9,604              147,806
   Garmin Ltd. common stock*                                                101,394            2,970,854
   Pimco Total Return Fund                                                   41,110              438,640
   T. Rowe Price Mid-Cap Value Fund*                                         36,363              545,443
   T. Rowe Price Total Equity Market Index Fund*                              3,629               32,334
   T. Rowe Price International Stock Fund*                                  134,268            1,192,303
   T. Rowe Price New Income Fund*                                           214,884            1,910,321
   T. Rowe Price Prime Reserve Fund*                                      2,253,008            2,253,008
   T. Rowe Price Small-Cap Value Fund*                                       20,543              450,707
   T. Rowe Price Equity Index 500 Fund*                                     124,217            2,940,210
   T. Rowe Price Science and Technology Fund*                                48,076              597,580
   T. Rowe Price Mid-Cap Growth Fund*                                        19,469              604,317
   T. Rowe Price Small-Cap Stock Fund*                                       29,486              633,951
   T. Rowe Price Equity Income Fund*                                        182,633            3,614,312
   T. Rowe Price Blue Chip Growth Fund*                                       1,143               25,083
   T. Rowe Price Growth Stock Fund*                                          47,716              886,567
   Loans to participants                                                          -              537,127
                                                                                       --------------------
                                                                                             $25,587,709
                                                                                       ====================


*Indicates party-in-interest to the Plan.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        GARMIN INTERNATIONAL, INC.  401(k) AND
                                        PENSION PLAN




                                       By /s/ Kevin Rauckman
                                              Kevin  Rauckman
                                              Chief Financial Officer
                                              Garmin International, Inc.




Dated:  June 27, 2003

                                                                    EXHIBIT 23



                       Consent of Independent Accountants

     We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-52766) pertaining to the Garmin International, Inc. 401(k) and Pension Plan (formerly the Garmin International, Inc. Savings and Profit Sharing
Plan) of our report dated May 31, 2003, with respect to the financial statements and schedule of the Garmin International, Inc. 401(k) and Pension Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.



                                                         /s/ Ernst & Young LLP

Kansas City, Missouri
June 23, 2003

                                                                    EXHIBIT 99


                                  Certification
            Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
        (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18,
                              United States Code)


The undersigned hereby certifies, for the purposes of Chapter 63 of Title 18, of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as the person who performs the functions equivalent to both the chief executive officer and chief financial officer of the Garmin International, Inc. 401(k) and Pension Plan (the "Plan") for purposes of this certification, that:

     (1) The Annual Report on Form 11-K for the year ended December 31, 2002 (the "Report") of the Plan fully complies with the requirements of
           Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in the Report fairly presents, in all material respects, the net assets available for benefits, and changes in net assets available for benefits, of the Plan.







Dated: June 27, 2003                /s/ Kevin Rauckman
                                        Kevin Rauckman
                                        Chief Financial Officer
                                        Garmin International, Inc.



A signed original of this written statement has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.